SNET                              News Release
                                  227 Church Street
                                  New Haven, Connecticut  06510

                                        April 23, 1996


FOR FURTHER INFORMATION CONTACT:  Kevin Moore
                                  (203) 771-2136



       SNET Announces First Quarter EPS Up 11 Percent


   Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) -- announced today that first quarter

net income for 1996 was $52 million or $0.80 per share

compared with $47 million or $0.72 per share for the same

period last year.  Excluding dilution from the cellular

acquisitions completed last July, earnings for the first

quarter would have been $0.91 per share.

   "This is our ninth consecutive quarter of improved

earnings," said Daniel J. Miglio, SNET chairman and chief

executive officer.

   "Our growth strategy is on track.  I am pleased with our

progress in repositioning SNET and remain confident about

our ability to continue delivering solid results.  We will

accomplish this by focusing on what our customers want:

products and services that are simple to understand and use,

competitive pricing and unparalleled service," he added.

     Consolidated revenues and sales for the first quarter

were up 8 percent to $474 million.  Wireline revenues rose 6 percent to $386 million with a strong showing from SNET's

interstate and international long-distance business where

the customer base nearly tripled.  Local service revenues

were up 5 percent,

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reflecting a 3 percent increase in access lines and

continued growth in vertical services.  In addition, access

revenues were up 6 percent.  Wireless revenues climbed 38

percent to $47 million as the wireless customer base

increased 91 percent.  Excluding the cellular acquisition

territories, the customer base increased  48 percent.

Information and Entertainment revenues were up 3 percent to

$46 million on an increase in Yellow Pages sales.

     Consolidated operating expenses were up 8 percent.

Wireline expenses increased 5 percent or $11 million to

serve SNET's  expanding long distance customer base, offset

partially by a smaller work force and other cost-containment initiatives.  Wireless expenses rose 22 percent to support

rapid growth and the enlarged cellular area.  Information

and Entertainment expenses increased slightly.

   Depreciation and amortization as well as interest

expense were up due primarily to the cellular acquisitions.

   SNET is a Connecticut-based independent

telecommunications company reaching beyond its traditional

borders to offer wireline, wireless and information and

entertainment services, including local, national and

international calling; mobile communications; and

publishing, information and advertising.  The company is

building I-SNET, Connecticut's broadband, information

superhighway to serve all its customers.

                           -more-

                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended March 31, 1996
           (in Millions Except Per Share Amounts)


                                         (Unaudited)
                                    For the 3 Months Ended
                                        March 31,          Percent
                                                            Change

                                         1996      1995
INCOME STATEMENT
Revenues and Sales                     $ 474.0   $ 440.4      8%
Costs and Expenses:
 Operating and maintenance               268.7     249.8      8%
 Depreciation and amortization            89.2      83.4      7%
 Taxes other than income                  14.0      13.5      4%
   Total Costs and Expenses              371.9     346.7
Operating Income                         102.1      93.7      9%
Interest Expense                          22.6      18.0     26%
Other Income, Net                          3.7       0.9
Income Before Income Taxes                83.2      76.6      9%
Income Taxes                              31.0      29.9      4%
Net Income                             $  52.2   $  46.7     12%

Weighted Average Common Shares
  Outstanding (in thousands)            65,384    64,641      1%

Earnings Per Share                     $  0.80   $  0.72     11%


STATISTICS
Access Lines in Service (in thousands)   2,090     2,025      3%
Interstate Minutes of Use (in millions)  1,972     1,804      9%


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